 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2016 and 2015, and
Year Ended December 31, 2016

With Reports of Independent Registered Public Accounting Firms

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Brunswick Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Chicago, Illinois
June 23, 2017

1

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statement of net assets available for benefits of the Brunswick Retirement Savings Plan (Plan) as of December 31, 2015. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2016

2

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$109,537,805	$112,776,439
Receivables:
Employer contributions	10,414	13,924
Notes receivable from participants	1,189,726	1,386,384
Total receivables	1,200,140	1,400,308
Total net assets available for benefits	$110,737,945	$114,176,747

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Income:
Net appreciation in fair value of investments	$4,205,994
Interest and dividends from investments	2,627,899
Interest income on notes receivable from participants	39,837
6,873,730

Contributions:
Participants	3,613,122
Rollovers	426,435
Employer	1,268,300
Total contributions	5,307,857

Other income	95,481

Total additions	12,277,068

Deductions
Distributions and withdrawals to participants	15,384,706
Administrative expenses	117,933
Total deductions	15,502,639

Transfers to other plan	(213,231)
Net decrease in net assets available for benefits	(3,438,802)
Net assets available for benefits:
Beginning of year	114,176,747
End of year	$110,737,945

The notes to financial statements are an integral part of this statement.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2016 and 2015, there were no balances in forfeited nonvested accounts and the 2016 forfeiture activity used to reduce employer contributions was immaterial.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $18,000 and $6,000, respectively, in 2016, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for participants in the Plan is 50% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2016 and 2015, $10,414 and $13,924, respectively, relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. As of January 1, 2016, additional distribution options were introduced to the Plan, including installment payments and partial lump sums. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either net appreciation in fair value of investments or administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Participants in the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers Inc., are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Transfer to Other Plan

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2016, $213,231 was transferred from the Plan into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2016 or that are expected to impact the Plan in the future.

3. Investments

Effective October 3, 2016, the Vanguard Retirement Savings Trust III was added as an investment option and the Vanguard Prime Money Market Fund was removed.  All balances in and contributions to the Vanguard Prime Money Market Fund were moved automatically to the Vanguard Retirement Savings Trust III as of October 1, 2016.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$10,202,817	$—	$—	$10,202,817
Mutual funds	53,426,167	—	—	53,426,167
Total investments at fair value	$63,628,984	$—	$—	$63,628,984
Investments measured at net asset value (A)				45,908,821
Total investments				$109,537,805

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$11,148,338	$—	$—	$11,148,338
Mutual funds	68,053,229	—	—	68,053,229
Total investments at fair value	$79,201,567	$—	$—	$79,201,567
Investments measured at net asset value (A)				33,574,872
Total investments				$112,776,439

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$110,737,945	$114,176,747
Adjustment for certain deemed distributions of participant loans	(19,294)	(23,931)
Net assets available for benefits per Form 5500	$110,718,651	$114,152,816

9

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2016
Net decrease in net assets available for benefits per the financial statements	$(3,438,802)
Adjustment for certain deemed distributions of participant loans	4,637
Transfer of assets from this Plan	213,231
Net loss per Form 5500	$(3,220,934)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $832,231 and recognized dividend income of $133,602 during 2016. At December 31, 2016 and 2015, the Plan held 180,070 and 220,715 shares of Brunswick Corporation common stock with fair values of $10,202,817 and $11,148,338, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 14, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 29, 2016, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9. Subsequent Events

Effective January 2, 2017, the Plan offers a Roth contribution option and six additional Vanguard Target Retirement Trust investments to its participants.

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2016
		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$10,202,817

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	10,107,879
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	12,507,431
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	5,761,058
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	1,617,437
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	689,148
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	2,059,648
Total Target Date Retirement Collective Trust		32,742,601

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	9,273,031
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	4,423,381
Templeton Institutional Funds, Inc.	Foreign Equity Series	698,754
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	1,943,621
The Vanguard Group, Inc.*	Institutional Index Fund	18,471,766
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	2,572,177
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	6,981,909
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	4,583,557
The Vanguard Group, Inc.*	Federal Money Market Fund	116,462
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	4,361,509
Total Mutual Funds		53,426,167

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	13,166,220

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,189,726
		$110,727,531
*Represents a party-in-interest to the Plan.

11

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2016 and 2015, and
Year Ended December 31, 2016

With Reports of Independent Registered Public Accounting Firms

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Brunswick Rewards Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Chicago, Illinois
June 23, 2017

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statement of net assets available for benefits of the Brunswick Rewards Plan (Plan) as of December 31, 2015. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2016

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$1,098,568,365	$995,975,166
Receivables:
Employer contributions	30,555,232	28,989,168
Notes receivable from participants	14,118,314	13,849,971
Total receivables	44,673,546	42,839,139
Total net assets available for benefits	$1,143,241,911	$1,038,814,305

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Income:
Net appreciation in fair value of investments	$48,148,683
Interest and dividends from investments	25,839,086
Interest income on notes receivable from participants	449,340
74,437,109

Contributions:
Participants	38,685,315
Rollovers	3,896,893
Employer	47,967,877
Total contributions	90,550,085

Other income	139,197

Total additions	165,126,391

Deductions

Distributions and withdrawals to participants	62,927,190
Administrative expenses	864,212
Total deductions	63,791,402

Transfers from other plans	3,092,617
Net increase in net assets available for benefits	104,427,606
Net assets available for benefits:
Beginning of year	1,038,814,305
End of year	$1,143,241,911

The notes to financial statements are an integral part of this statement.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Employees are immediately eligible to participate in the plan and are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $18,000 and $6,000, respectively, in 2016, and these combined contributions cannot exceed 40% of the participant’s compensation. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's pretax contribution by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual variable retirement contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2016 were $29,798,060. As of December 31, 2016 and 2015, $29,434,180 and $27,973,956, respectively, were included as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2016 and 2015, $1,121,052 and $1,018,241, respectively, relating to the true-ups of certain participant accounts was contributed to the Plan, all of which were included as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits. The true-up balance is reflected as a component of employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2016 and 2015, forfeited nonvested accounts totaled $258,458 and $78,389, respectively. During 2016, employer contributions were reduced by $309,788 from forfeited nonvested accounts.

Vesting

Eligible participants hired after January 1, 2015, are required to complete two years of service to become fully vested in employer matching contributions and employer variable retirement contributions. Prior to January 1, 2015, eligible participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. As of January 1, 2016, additional distribution options were introduced to the Plan, including installment payments and partial lump sums. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either net appreciation in fair value of investments or administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participants in the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers, Inc., are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

Transfers from Other Plans

During the year ended December 31, 2016, $3,092,617 was transferred into the Plan, including $213,231 transferred from the Brunswick Retirement Savings Plan. Transfers of assets between these plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero.

Additionally, in the fourth quarter of 2015 the Company acquired Garelick Mfg. Co. (Garelick) and employees became eligible to participate in the Plan as of January 1, 2016. Assets totaling $2,879,386 within the Garelick 401(k) Profit Sharing Plan and Trust relating to Garelick employees were transferred into the Plan on March 7, 2016.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2016 or that are expected to impact the Plan in the future.

3. Investments

Effective October 1, 2016, the Vanguard Retirement Savings Trust III was added as an investment option and the Vanguard Prime Money Market Fund was removed.  All balances in and contributions to the Vanguard Prime Money Market Fund were moved automatically to the Vanguard Retirement Savings Trust III as of October 1, 2016.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Stable value retirement savings collective trust fund: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$48,043,679	$—	$—	$48,043,679
Mutual funds	581,574,132	—	—	581,574,132
Total investments at fair value	$629,617,811	$—	$—	$629,617,811
Investments measured at net asset value (A)				468,950,554
Total Investments				$1,098,568,365

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$50,016,316	$—	$—	$50,016,316
Mutual funds	625,649,301			625,649,301
Total investments at fair value	$675,665,617	$—	$—	$675,665,617
Investments measured at net asset value (A)				320,309,549
Total investments				$995,975,166

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$1,143,241,911	$1,038,814,305
Adjustment for certain deemed distributions of participant loans	(163,084)	(129,974)
Net assets available for benefits per Form 5500	$1,143,078,827	$1,038,684,331

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2016
Net increase in net assets available for benefits per the financial statements	$104,427,606
Adjustment for certain deemed distributions of participant loans	(33,110)
Transfer of assets to this Plan	(3,092,617)
Net income per Form 5500	$101,301,879

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $5,077,174 and recognized dividend income of $647,214 during 2016. At December 31, 2016 and 2015, the Plan held 880,889 and 990,226 shares of Brunswick Corporation common stock with fair values of $48,043,679 and $50,016,316, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 14, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 29, 2016, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9. Subsequent Events

Effective January 3, 2017, the Plan offers a Roth contribution option and six additional Vanguard Target Retirement Trust investments to its participants.

On January 20, 2016, the Company acquired 100 percent of privately held Cybex International, Inc. (Cybex). Cybex's active plan participants became participants of the Plan on January 1, 2017, while Cybex's plan assets merged with the assets of the Plan in the first quarter of 2017. The merger of Cybex plan assets and plan participants is not material to the Plan.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2016 and 2015

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2016
		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$48,043,679

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	53,088,374
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	130,005,769
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	96,616,323
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	73,101,143
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	14,824,791
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	7,189,860
Total Target Date Retirement Collective Trust		374,826,260

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	79,634,373
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	58,685,546
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,184,930
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	18,719,460
The Vanguard Group, Inc.*	Institutional Index Fund	183,764,189
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	34,296,171
The Vanguard Group, Inc.*	Federal Money Market Fund	490,162
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	82,651,175
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	64,012,086
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	54,136,040
Total Mutual Funds		581,574,132

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III	94,124,294

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	14,118,314
		$1,112,686,679
*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 23, 2017	By: /s/ DANIEL J. TANNER
Daniel J. Tanner
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firms